SOLVAY

SOLVAY

SECRETARIAT GENERAL - COMMUNICATION COMPETENCE CENTRE



The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, January 21, 2005

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure





Marie-Jeanne Marchal,
External & Financial Communications Officer
Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

82-2691

Embargo: November 4, 2004 at 8:30 AM Brussels Time

SOLVAY LAUNCHES ITS VINYLS TECHNOLOGY IN CHINA WITH GROUND-BREAKING LICENSE AGREEMENT

Fast growing market calls for further engineering projects

Solvay SA announces today that it has signed a license agreement to supply its vinyl chloride monomer technology to Singpu Chemical Industries Co., Ltd. for the construction of a new production unit in Taixing (Jiangsu Province, People's Republic of China). The plant is scheduled to be operational in the first half of 2006, with an annual production capacity of 200 kilotons.

After an intense international competition, Solvay has won a contract to license out its proprietary technology and to provide engineering services, technical assistance as well as equipment to Singpu Chemical Industries. The financial terms of the agreement will not be disclosed.

The Chinese market for vinyl polymers has grown by an average of 15% over the past five years and is expected to reach a total volume of some 7 million tons of PVC in 2004 – which accounts for almost one quarter of the world market. This spectacular growth has been met, for the most part, by increased imports. As demand is set to continue rising, China is expected to curb its current deficit through a significant number of capacity expansion plans in its domestic vinyl production chain.

"The agreement with Singpu marks our commercial breakthrough on the Chinese market for vinyl technologies," commented Luigi Belli, member of Solvay's Executive Committee and General Manager for Research and Technology. "We strongly believe that we are now in a position to grow our licensing business in China; the industry is developing at a spectacular rate and we are willing to supply expertise covering most of the vinyl production chain," he said.

"We are pleased to announce this agreement, which will enable us to come on stream quickly and serve the Chinese market with vinyl products of international quality standards," said Wang Xiao Hua, General Manager of Singpu Chemicals. "Solvay scored high in all of our selection criteria and we were impressed by their technical expertise and reactivity," he added.

Singpu Chemical Industries Co., Ltd - a 100% subsidiary of Singapore-based Singpu Chemicals - is a major chemical producer in Jiangsu province, the People's Republic of China (PRC). Backed by a 10-year track record, Singpu Chemicals manufactures and sells chemical raw materials, including chlor-alkali products and related downstream products such as aniline. The company is the second largest producer of aniline in the PRC.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com

Ce communiqué de presse est également disponible en français –
Dit persbericht is ook in het Nederlands beschikbaar

82-2691

Embargo : November 8, 2004 at 8.30 am (Brussels time)

SOLVAY PHARMACEUTICALS AND NOVOZYMES TO DEVELOP BIOTECH TREATMENT OF PANCREATIC EXOCRINE INSUFFICIENCY

A new generation of products to expand pancreatic enzymes franchise

Solvay Pharmaceuticals and Novozymes announce today that they have signed an agreement for the joint development of a new biotechnologically engineered microbial enzyme line tailored to treat pancreatic exocrine insufficiency (PEI). Goal of the cooperation is to launch a variety of new generation digestive enzymes from a microbial source, in addition to Solvay Pharmaceuticals' existing franchise.

The lipase, protease and amylase under development should show an efficacy comparable to that of pancreatic enzymes. Development is in early stages, with the first toxicology studies under preparation, to be followed by clinical phase I and II studies. The first clinical data are expected in 2005.

Solvay has expertise in pancreatic enzymes with CREON®, which is the most prescribed pancreatic enzyme preparation in the world. CREON® helps patients to digest food better and helps patients suffering from exocrine pancreatic insufficiency, e.g. cystic fibrosis (CF), chronic pancreatitis or after pancreatic surgery.

Prof. Siegfried Schaefer, Head of Solvay Pharmaceuticals' Marketed Product Support, is very enthusiastic about this collaboration: "This is a perfect opportunity for us to develop a new biotechnologically engineered digestive enzyme based on microbial sources, optimizing digestion for patients that suffer from pancreatic exocrine insufficiency and helps to individualize the treatment of PEI further."

NOVOZYMES is world leader in enzyme solutions and sells more than 500 enzyme products in 130 countries. Enzymes are proteins that have catalytic functions indispensable to maintenance and activity of life. All chemical reactions occurring in a living organism are dependent on the catalytic actions of enzymes.

SOLVAY PHARMACEUTICALS is the pharmaceuticals business arm of SOLVAY. It is a research driven pharmaceutical company that seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. SOLVAY PHARMACEUTICALS employs more than 7500 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS B.V.
Dr Puck Bossert
Pharmaceutical Communications
Tel: +31-294-477469
Fax: + 31-294 477 112
E-mail: puck.bossert@solvay.com
Internet: www.solvaypharmaceuticals.com

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82-2691

Embargo : November 9, 2004 at 8 am (Brussels time)

Solvay reduces its stake in Sofina from 13% to 6.5%

The Solvay group exchanged yesterday part of the stake it holds in Sofina (1.2 million shares out of a total of 5 million shares) with Union Financière Boël.

In return, the Solvay group received 2.7 million Fortis shares from Union Financière Boël.

This exchange was completed on the basis of average share prices of Sofina and Fortis over 6 months (from early May to end October 2004).

In addition, Solvay also sold yesterday on the Stock Exchange a block of 1.3 million Sofina shares at closing.

After these two operations, the Solvay group :

- reduced its stake in Sofina from 13 % to 6.5 % (2.5 million shares) and continues its action in concert concerning Sofina shares with the other shareholders identified in the transparency declaration of Sofina.
- increased its stake in Fortis to 13.2 million shares (i.e. 1.0 % of the equity).

These two operations generated a net capital gain of EUR 67 million for the Solvay group.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

Ce communiqué de presse est également disponible en français –Dit persbericht is ook in het Nederlands beschikbaar

82-2691

Embargo: November 10, 2004 at 5:40 pm Brussels Time

VINYTHAI TO DOUBLE VCM CAPACITY

New partnership to take advantage of growing vinyls market in Asia

Solvay announces today that the board of Vinythai PCL (VNT) approved the doubling of the Vinyl Chloride Monomer (VCM) production capacity at its plant in Map Ta Phut, Thailand. The project, which is based on Solvay's latest VCM technology, is estimated to cost roughly Baht 2,300 million (EUR 44 million) and would be debt-financed locally.

Construction will begin in 2005 with production expected to commence in September 2006. The expansion will increase Vinythai's current VCM capacity of 200,000 tons per annum (tpa) to 400,000 tpa. VCM is the major feedstock for PVC production. Of the additional VCM capacity, the Company will sell 150,000 tpa under a long-term contract to a local producer of PVC, APEX Petrochemical Co., Ltd. (APEX) who currently imports VCM for its own PVC production. The remaining 50,000 tpa will be exported or sold domestically. The Company also has a tolling agreement with APEX on the production of 48,000 tpa of PVC produced by APEX, which VNT will market in its own name.

The main raw material required for the expanded capacity, Ethylene Dichloride (EDC), will be sourced by imports from the international markets. The Company is pursuing the study of an upstream integration into chlorine and caustic soda production facility. The decision will be taken after finalizing whether ethylene would be sourced either locally or from abroad.

By getting access to an additional 48 ktpa PVC without additional PVC investment, the Company is well-positioned to take advantage of a growing PVC export market. The expansion project is subject to the approval from the Company's bondholders, the Board of Investment, and the environment impact assessment authorities.

The Company's Board of Directors believes that this expansion will reinforce Vinythai's position as a key player in the regional vinyl industry and add significant value for the Company and its shareholders.

Vinythai is a listed company on the Stock Exchange of Thailand; the stock is included in the SET 50 Index. The major shareholders are Solvay, S.A of Belgium and Charoen Pokphand Group companies of Thailand, currently holding 46.4% and 25.9% respectively. VNT is the third largest vinyls producer in South East Asia. It currently has a fully integrated PVC production capacity of 210,000 tpa, with the VCM capacity of 187,000 tpa (under current increase of capacity to 200,000 tpa), and Caustic Soda capacity of 125,100 tpa (under current increase of capacity to 133,000 tpa).

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com

Ce communiqué de presse est également disponible en français –
Dit persbericht is ook in het Nederlands beschikbaar

82-26-91

Embargo : November 17, 2004 at 12:00 AM Brussels Time

SOLVAY AND PETROVAX COMBINE GROUND BREAKING SKILLS TO PRODUCE NEW FLU VACCINES IN RUSSIA

Solvay Pharmaceuticals cell line to feed Petrovax production unit in Moscow

SOLVAY PHARMACEUTICALS and PETROVAX PHARM announce today the signing of a contract to co-operate on the construction of a facility which will produce new generation flu vaccines near Moscow. PETROVAX will own and operate the new factory, which is expected to come on stream in 2006. The production will combine antigens originating from SOLVAY PHARMACEUTICALS' new cell culture technology in Weesp, the Netherlands, with polyoxidonium (PO), an immune adjuvant developed and patented by the founders of PETROVAX. Solvay's new cell-derived antigen line is scheduled to start production in 2005; supply to Petrovax will be on a commercial basis. This new vaccine is intended for the Russian and Commonwealth of Independent States (CIS) markets.

The two companies have also agreed to co-operate on research and development projects intended to result in next generation vaccines combining SOLVAY's and PETROVAX's technologies.

SOLVAY PHARMACEUTICALS has experience of manufacturing influenza vaccines in modern facilities in the Netherlands working to international good manufacturing practice (GMP) standards. It will contribute project implementation and management support during the construction of the new factory in Russia.

"We are proud of this alliance, which combines the achievements of Russian scientific research with the highest standards in manufacturing expertise and the most recent technologies developed by Solvay," said Sjirk Kok, Head of, SOLVAY PHARMACEUTICALS' Influenza business. "We expect that this agreement will further enhance our presence in Russia, which is already developing very well," he added.

The European Bank for Reconstruction and Development (EBRD) will grant a long term loan of EUR 15 million to PETROVAX for the construction of the new facility.

PETROVAX PHARM was founded in 2000 by researchers from the Institute of Immunology in Moscow who developed and patented polyoxidonium, an adjuvant which enhances the efficiency of viral vaccines.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

SOLVAY PHARMACEUTICALS is the pharmaceuticals business arm of SOLVAY. It is a research driven pharmaceutical company that seeks to fulfil carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. SOLVAY PHARMACEUTICALS employs more than 7500 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS B.V.
Dr Roger Bickerstaffe
Head of Pharmaceutical Communications
Tel: +31 (0) 294 477 224
Fax: + 31 (0)294 477 112
E-mail: roger.bickerstaffe@solvay.com
Internet: www.solvaypharmaceuticals.com

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Dit persbericht is ook in het Nederlands beschikbaar

82-2691

Embargo : November 24, 2004 at 8:30 AM Brussels Time

SOLVAY AND CHEMICAL PRODUCTS CORPORATION SEEK TO CREATE GLOBAL BARIUM STRONTIUM JOINT VENTURE

Alliance to enhance competitiveness on challenging market

Solvay S.A. and Chemical Products Corporation announced today that they have signed a memorandum of understanding, aiming at creating a world-wide joint venture for the production and marketing of Barium and Strontium Carbonates as well as some related products.

The purpose of the joint venture is to integrate operations located in Mexico, Germany, Korea and India, pending agreement of local partners where needed, in order to achieve efficiencies that will allow the joint venture to compete more effectively in the world markets - particularly Asia. The memorandum of understanding is subject to the negotiation of a definitive agreement between the parties. Both companies have tentatively scheduled to launch their joint operations in the first half of 2005. The contemplated joint venture would have an annual pro forma turnover of more than EUR 100 million. In the meantime, the two companies have entered into an agency agreement pursuant to which Solvay will serve as Chemical Products Corporation's marketing agent in Asia.

Solvay's high purity Barium derivates for the electronics industry and other high value added products from Solvay Bario Derivati (Italy) as well as other specialties under development in the Korean plant, among others for the next generation of information technology screens, will not be included in the joint venture.

CPC's Cartersville, Georgia plant, which will continue to produce all grades of barium carbonate including Micro-Flow and Aqua Flow as well as all grades of barium chloride, will not be included in the joint venture. However, CPC's $Sr(NO_3)_2$ production on the same site will be included in the joint venture.

"Barium and strontium carbonates are essential products whose growth perspectives have been reassessed in the light of technological evolution and as a consequence of a geographical shift in activities," explained Paul Dandoy, Managing Director of Solvay's Strategic Business Unit Barium/strontium. "The contemplated alliance with CPC would boost the competitiveness, improve the efficiencies and consequently maximize the sustainability of these activities," he added.

Ballard Mauldin, President of CPC commented, "The Joint Venture will allow CPC a global presence and the economies of scale to pursue the migration of the cathode ray tube business. In addition, the Joint Venture and CPC are positioned very well for new display technologies. By retaining Cartersville, CPC will continue to develop its current line of specialty barium and strontium salts for a host of applications in electronics, magnetics, pigment and structural ceramic applications."

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

Chemical Products Corporation (CPC) is a privately held company founded in 1933 and is headquartered in Cartersville, Georgia, USA. The company produces Barium and Strontium salts and sulfur products from its basic position on raw material Barite and Celestite. The Reynosa, Tamps, Mexico Strontium Carbonate production facility has been operated as a fully-owned subsidiary of CPC under the name of Chemical Products Corporation de Mexico. In addition to the Barium and Strontium business, CPC produces and markets colloidal silicas under Precision Colloids LLC, specialty pulp and paper chemicals, and agricultural herbicides under the subsidiary Chemical Products Technologies (CPT). Details are available at www.chemicalproductscorp.com

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com

Notes to the editor :

- Barium and strontium products are used to manufacture components telecommunication equipment including TV and computer screens and multilayer ceramic capacitators. They are also used for the production of luminous signs and objects and to improve the surface properties of enamels and ceramics.
- Activities to be included in the contemplated joint venture : production and sale of strontium carbonate ($SrCO_3$), strontium nitrate ($Sr(NO_3)_2$), barium carbonate ($BaCO_3$) (except High Purity Grades), sodium sulfide (Na_2S), and sodium hydrosulfide (NaSH). The contemplated joint venture would include Solvay's $BaCO_3$ and $SrCO_3$ plant in Germany, as well as Solvay's interest in $BaCO_3$ and/or $SrCO_3$ factories in India, South Korea and Mexico, and CPC's $SrCO_3$ plant in Mexico. $Sr(NO_3)_2$ production in Korea and the United States will be included in the JV.

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SOLVAY

82-2681

Embargo : December 10, 2004 at 8:30 AM Brussels Time

SOLVAY PHARMACEUTICALS ACQUIRES ITALMEX IN MEXICO

Solvay strengthens position in Latin America

SOLVAY PHARMACEUTICALS announces today the acquisition of the pharmaceutical company ITALMEX in Mexico City. The acquisition marks SOLVAY PHARMACEUTICALS' expansion in the Latin American markets and into this most important country, where 40% of all Latin American pharmaceutical sales are realized. This is in line with the Group's growth strategy for the region and follows the acquisition in 2000 of a company in Brazil (SINTOFARMA now SOLVAY FARMA). Up to now Solvay Pharmaceuticals had only been indirectly active in Mexico.

ITALMEX, a privately held company, had net sales of around USD 21 million in 2003 and ranks number 48 by sales among pharmaceutical companies in Mexico. The company was until now privately owned. The acquisition of ITALMEX fits the main therapeutic areas of Solvay Pharmaceuticals, i.e. gastroenterology, cardiology, mental health and male and female health. ITALMEX, founded in 1932, employs almost 400 people including a substantial sales force covering the whole of Mexico.

Jürgen Wessolowski, Senior Vice President for Operations, says: "The great improvements to the economic stability in Mexico over the last 10 years and its membership of the North American Free Trade Agreement have increased our determination to be present there. This acquisition strengthens our presence in Mexico and allows us to accelerate our growth in this important market, today the ninth largest in the world. We can now add our leading pharmaceutical products to ITALMEX' product range and become an important player".

The acquisition gives SOLVAY PHARMACEUTICALS the opportunity to strengthen its current gastroenterology and gynecology/andrology product lines and to launch its men's therapy ANDROGEL®, its women's therapies DUPHASTON® & FEMOSTON® in Mexico, as well as further products as they become available. These products enter the market alongside already marketed brands such as DICETEL®, SERC®, CREON® and others.

SOLVAY PHARMACEUTICALS is the pharmaceuticals business arm of SOLVAY. It is a research driven pharmaceutical company that seeks to fulfil carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. SOLVAY PHARMACEUTICALS employs more than 7500 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

For further information please contact ;
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS MEXICO
Dr Miguel Dibildox

Tel: +52 55 858 10300
E-mail: miguel.dibildox@solvay.com

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82-2651

Embargo : December 16, 2004 at 8 AM

SOLVAY GROUP - INTERIM DIVIDEND

Solvay S.A's. Board of Directors decided at their meeting on December 15, 2004 to distribute on January 13, 2005 a net interim dividend of EUR 0.70 per share for the 2004 financial year, i.e. unchanged compared to the interim dividend for the 2003 financial year.

This interim dividend will be paid on account of the total dividend for 2004 that will be announced by the Board of Directors on February 23, 2005.

***

Key financial communication dates :

- February 23, 2005 at 8 a.m. : publication of 2004 consolidated results and announcement of the dividend
- April 29, 2005 at 8 a.m. : publication of three months 2005 results

***

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Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

82-2681

Embargo : December 20, 2004 at 8 :30 AM (Brussels Time)

SOLVAY PHARMACEUTICALS LAUNCHES BID TO ACQUIRE NEOPHARMA IN SWEDEN

Deal would bring new product for late stage Parkinsons into Solvay's portfolio

SOLVAY PHARMACEUTICALS announces today the launch of a friendly bid to acquire NEOPHARMA, a company based in Uppsala, Sweden. A number of the company's largest shareholders, representing approximately 70% of outstanding shares, have already agreed to sell their interest to SOLVAY PHARMACEUTICALS. The operation is likely to be completed in the next few weeks. Through this acquisition SOLVAY PHARMACEUTICALS would gain the rights to their product DUODOPA®, an important new therapy for people suffering from late stage Parkinson's Disease.

This would be SOLVAY'S initial commercial entry into treatment of Parkinson's Disease, an important central nervous system (CNS) disease which has progressively debilitating motion disorders as a major consequence. Of all the neurodegenerative disorders it is second only to Alzheimer's Disease in numbers of cases. Sales of therapies for CNS disorders already account for 20% of SOLVAY PHARMACEUTICALS' revenue and 25% of R&D expenditures are focused on CNS development projects. Solvay's R&D pipeline includes promising compounds for the treatment of earlier stage Parkinson's Disease.

DUODOPA® is specifically appropriate for patients in late stages of this progressive disease where oral treatments are no longer effective. It has been commercially available in Sweden since February 2004 and is currently going through the mutual recognition procedure for approval in other major European countries. DUODOPA® is administered inside the upper intestine via a small tube inserted directly into the first part of the small bowel, or duodenum. A programmable pump allows individually tuned delivery of the active ingredients suspended as stable gel from a cassette worn outside the body. Better control of body movements can be achieved resulting in many patients becoming fully ambulatory.

Werner Cautreels, PhD, incoming CEO of SOLVAY PHARMACEUTICALS says: "DUODOPA® provides us a jump start into a market we strategically decided to add to our CNS franchise. It is a highly specialized product for use by top experts in the treatment of Parkinson's Disease. Our experiences with it over the coming years will put us in an optimal position to launch other Parkinson's medicines as they become available".

SOLVAY PHARMACEUTICALS is the pharmaceuticals business arm of SOLVAY. It is a research driven pharmaceutical company that seeks to fulfil carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. SOLVAY PHARMACEUTICALS employs more than 7500 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

Press contact Martial Tardy
Tel. 32/2/509 72 30
e-mail martial.tardy@solvay.com
Internet www.solvaypress.com

Investor Relations Michel Defourny
Tel. 32/2/509 60 16
e-mail investor.relations@solvay.com
Internet www.solvay-investors.com

SOLVAY S.A.
rue du Prince Albert, 33
B- 1050 Brussels - Belgium
Internet www.solvay.com

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

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82-2681

Embargo : December 21, 2004 at 8:30 AM (Brussels time)

SOLVAY ANNOUNCES MAJOR EXPANSION IN SULFONE SPECIALTY POLYMERS

New facility will nearly triple polyethersulfone (PES) capacity

Solvay announced today that U.S.-based Solvay Advanced Polymers, L.L.C. will build a new world-scale sulfone polymers production unit. The cost for the project is estimated to be over USD 50 million and will nearly triple the company's existing polyethersulfone (PES) production capacity. The new unit, whose location has not been disclosed, is expected to be commissioned in 2006.

As with the company's existing sulfone polymers facilities, the unit will be able to produce the full suite of RADEL® products, which include RADEL® A polyethersulfone and RADEL® R polyphenylsulfone. The exceptional properties of these products -- including chemical and heat resistance, toughness, transparency and dimensional stability – allow their use in a variety of demanding applications in the aerospace, automotive, electronic, electrical and consumer goods sectors.

"The new unit will position us to support growing global markets such as automotive lighting, telecommunications, and food service. Plus, it will provide us greater opportunity to explore and develop new markets and applications in the future on a competitive basis," said Doug Brademeyer, Solvay Advanced Polymers' Global Business Director for sulfone polymers.

Solvay Advanced Polymers has also recently expanded its Sulfone Polymer product line with the introduction of SUPRADEL™ HTS, which was unveiled at K2004 International Plastics Trade Fair in Düsseldorf, and offers the highest heat resistance of any transparent amorphous thermoplastic polymer commercially available today.

"With the successful acquisition and integration of Ausimont's and BPAmoco specialty activities, Solvay has built a world leadership position in high performance polymers," commented Vincenzo Morici, General Manager Specialty Polymers Strategic Business Unit. "Solvay is strongly committed to further develop this high value-added business and to expand its product range of high performance polymers," Morici added.

Solvay Advanced Polymers, L.L.C. is a subsidiary of Solvay America, Inc., the U.S. holding company of Solvay S.A. The company produces high-performance polymers that are used in a wide range of demanding applications in the automotive, aerospace, industrial, foodservice, medical, and electronics industries worldwide. More information about Solvay Advanced Polymers products and services can be found on the company's website at www.solvayadvancedpolymers.com.

Solvay S.A. is an international chemicals and pharmaceuticals group with headquarters in Brussels, Belgium, employing about 30,000 people in 50 countries. In 2003, its consolidated sales amounted to EUR 7.6 billion, generated by activities in its three major business sectors: Chemicals, Plastics, and Pharmaceuticals. Solvay S.A. is listed in the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

Solvay Advanced Polymers, L.L.C.
Marla Witbrod
Marketing Communications Manager
Telephone : +1.770.772.8451
E-mail: marla.witbrod@solvay.com
Internet : www.solvayadvancedpolymers.com

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SOLVAY

82-2681

Embargo :December 22, 2004 at 8 :30AM (Brussels Time)

HYDROGEN PEROXIDE: SOLVAY EXPANDS USA CAPACITY AND PLANS NEW INVESTMENTS IN CHILE

High productivity technology implemented in the Americas

Solvay Chemicals, Inc. will implement Solvay's new unique high productivity technology at Solvay Chemicals' hydrogen peroxide production unit in Deer Park, Texas, from the second quarter of 2005. The implementation of this award-winning innovation is scheduled to increase the annual production capacity of the unit by 60%. Hydrogen peroxide production capacity at Deer Park after expansion will be 260 million pounds (118 kt) per year in a single line. The high productivity technology gives Solvay the ability to significantly increase production capacity with minimal capital investment.

In parallel, Solvay Chemicals will permanently deactivate the mothballed capacity at the Deer Park site that was taken off line in 1999.

At the same time, Solvay is planning new investments in Chile to satisfy fast-growing market demand in South America, including the creation of a new hydrogen peroxide plant, where the Group would implement its high productivity technology and could also transfer some equipment from Deer Park.

"We have developed a proprietary technology that is making our competitiveness leap forward," commented Eric Mignonat, Solvay Managing Director for Hydrogen Peroxide. "In addition, the Group is expanding on markets which experience strong growth. In South America, this growth is fuelled by the impressive performance of the local pulp and paper industry as well as by important applications in the mining industry," Mignonat said.

Hydrogen peroxide is used for its oxidizing properties in applications such as bleaching paper and textile, the treatment of effluents, in pharmacology and as an intermediate in the chemical industry. It breaks down into water and oxygen, and therefore its utilization generates no by-products and no residue, except water.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com

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P2 - 2681

Embargo : January 7, 2005 at 5:40 PM (Brussels Time)

SOLVAY FINALIZES SALE OF INTEREST IN BP SOLVAY POLYETHYLENE JOINT VENTURES TO BP

Solvay SA announces today that it has finalized the sale of its interest in the BP Solvay Polyethylene joint ventures to BP, following clearance by the European Commission and by the US Federal Trade Commission in December 2004. Solvay held 50% of BP Solvay Polyethylene Europe and 51% of BP Solvay Polyethylene North America. BP is now the full owner of the European and American joint ventures.

The BP Solvay Polyethylene subsidiaries were created in August 2001 to combine both groups' high density polyethylene (HDPE) activities, in parallel with two other transactions in which Solvay sold its polypropylene activities to BP and acquired BP's specialty polymers business. Later in 2001, to further its leadership in specialty polymers, Solvay acquired Ausimont, now called Solvay Solexis. To help the financing of this latter acquisition, Solvay monetized the proceeds of its option to sell its interest in the polyethylene joint ventures to BP. To that effect, a fully consolidated subsidiary of Solvay (Solvay Finance Jersey) issued EUR 800 million of preferred shares, which were subscribed by several banks. These preferred shares will be reimbursed with the proceeds of the sale.

The finalization of the sale of Solvay's Polyethylene joint venture interests concludes the series of related transactions entered into between Solvay and BP in 2001 and brings Solvay's proceeds to approximately 1 billion euros, part of which will be utilized to reimburse the preferred shares of Solvay Finance Jersey.

BP is one of the largest global petrochemicals companies offering an integrated range of products, including olefins, polypropylene, HDPE (high density polyethylene), acrylonitrile, paraxylene (PX), purified terephthalic acid (PTA) and acetic acid. It has indicated that the former-joint venture HDPE business will be part of its proposed standalone olefins and derivatives company due to be created in 2005.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

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Embargo : January 17, 2005 at 5:40 PM (Brussels Time)

SOLVAY SIGNS AGREEMENT AIMING AT SELLING RIGID PLASTIC FOILS ACTIVITIES TO INEOS

Solvay SA announces today that it has signed a memorandum of understanding with Ineos aiming at the sale of its subsidiaries active in the production, marketing and sales of rigid plastic foils, Adriaplast and Caleppiovinil, to Ineos. Both parties will now enter into exclusive talks and intend to finalize the transaction in the first quarter of 2005, pending relevant regulatory approval.

Adriaplast and Caleppiovinil are respectively located in Monfalcone and Fucine di Ossana, North-Eastern Italy. Their products are used, among other applications, for food, consumer and pharmaceutical products packaging. They had a total turnover of EUR 62 million in 2004 with 235 employees.

The operation would enable Adriaplast and Caleppiovinil to integrate a group which considers rigid plastic foils as a core development area. In addition, these units would constitute an appropriately located downward integration for Ineos for its majority owned subsidiary, EVC.

"Solvay's strategic priority is sustainable, profitable growth in selected areas of pharmaceuticals, chemicals and plastics," explained Pierre Winant, CEO, Strategic Business Unit Industrial Foils. "The Group is a relatively minor market player for most applications in the rigid plastic foils business and we are glad to see these activities joining a Group like EVC, whose core businesses include rigid foils," Winant added.

Ineos is the major shareholder in **EVC**, Europe's leading PVC manufacturer and a global leader in VCM/PVC technology. The EVC Group operates major integrated sites across Europe and in India and employ about 3 100 people. Its activities include the manufacture of EDC, VCM, PVC resins, compounds and rigid films and the development and licensing of the technologies associated with the key manufacturing processes.

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com
Internet: www.solvaypress.com

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Dit persbericht is ook in het Nederlands beschikbaar

82-2691

Embargo : January 20, 2005 at 8:30 am (Brussels Time)

INERGY AUTOMOTIVE SYSTEMS SEEKS TO ACQUIRE YAPP, THE CHINESE FUEL SYSTEMS MARKET LEADER

MEMORANDUM OF UNDERSTANDING SIGNED IN BEIJING

Inergy Automotive Systems and State Development Investment Corporation (SDIC) of the People's Republic of China announce today that they have signed a Memorandum of Undertsanding whereby Inergy would acquire a majority stake in Yangzhou Yapp Automotive Plastic Parts Company Limited. The transaction is subject to a number of conditions and scheduled to be completed in the second half of 2005, pending relevant government approvals.

With a turnover of some EUR 50 million in 2004, Yapp is China's leading plastic fuel systems manufacturer, with production sites in Yangzhou, Shanghai and Tangshan, which are appropriately located to supply major international car manufacturers operating in China. The Chinese market and production of passenger cars has been experiencing a spectacular growth over recent years, with registrations almost trebling from 2001 to 2004.

"Inergy's solid intention to conclude the transaction is another demonstration of our rapid expansion strategy in Asia, following our launch of operations in Japan, Korea and Thailand," said Mr. Pierre Lecocq, CEO of Inergy Automotive Systems. "We would be proud and keen to be in a position to deliver our clients with the top quality products they need to serve the Chinese market, which is growing at dazzling speed," he said.

State Development Investment Corporation is the largest state-owned investment holding company of the People's Republic of China, with diversified interests. SDIC is the controlling shareholder of Yangzhou Yapp Automotive Plastic Parts Company Limited.

Inergy Automotive Systems is the global Tier One supplier of complete plastic Fuel Systems and fluid storage technologies. The company was founded through a 50/50 joint venture between the French company Plastic Omnium and Solvay SA, the Brussels-based international chemical and pharmaceutical group. Inergy Automotive Systems is headquartered in Paris and employs approximately 4,500 people and has 28 facilities in 17 countries around the world. For further information, please visit www.inergyautomotive.com

Solvay is an international chemical and pharmaceutical group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 its consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact :
Martial Tardy
Corporate Press Officer
SOLVAY S.A. Headquarters
Tel.: ++32 2 509 72 30
Fax: ++32 2 509 72 40
E-mail: martial.tardy@solvay.com

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SOLVAY

Embargo : January 21, 2005 at 8 :30 AM (Brussels Time)

SOLVAY PHARMACEUTICALS COMPLETES ACQUISITION OF NEOPHARMA IN SWEDEN

SOLVAY PHARMACEUTICALS announces the successful completion of the acquisition of NEOPHARMA AB, a company based in Uppsala, Sweden, as shareholders representing 100% of the company's capital accepted the friendly takeover bid launched by Solvay last December. This acquisition, which values NEOPHARMA AB at SEK 640 million (EUR 71 million), allows SOLVAY PHARMACEUTICALS to add the product DUODOPA®, an important new therapy for people suffering from advanced Parkinson's disease, to its product portfolio.

This will be SOLVAY'S initial commercial entry into the field of Parkinson's Disease. In addition, Solvay's R&D pipeline includes promising compounds for the treatment of earlier stage Parkinson's Disease. PD is second only to Alzheimer 's disease in the numbers of cases, with more that 1,3 million patients suffering from it in major countries.

DUODOPA® is specifically appropriate for patients with advanced progressive disease, where oral treatments are no longer effective and are typically associated with severe motor fluctuations. It has been commercially available in Sweden since February 2004 and is registered in eight other EU member states. A second mutual recognition procedure for approval in other major European countries is ongoing. DUODOPA® is a levodopa/carbidopa combination administered inside the upper intestine via a small tube inserted directly into the first part of the small bowel, or duodenum. A programmable pump allows the physician and patient to individually tune the delivery of active ingredients, suspended as stable gel from a cassette worn outside the body. Better control of body movements can be achieved resulting in many patients becoming more functional in their daily lives.

SOLVAY PHARMACEUTICALS is the pharmaceuticals business of SOLVAY. It is a research driven pharmaceutical company that seeks to fulfill carefully selected, unmet medical needs in the therapeutic areas of cardiology, gastroenterology, mental health and gynecology/andrology. SOLVAY PHARMACEUTICALS employs more than 7500 people worldwide. For more information, visit www.solvaypharmaceuticals.com.

SOLVAY is an international chemicals and pharmaceuticals group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2003 consolidated sales amounted to EUR 7.6 billion generated by its three activity sectors: Chemicals, Plastics and Pharmaceuticals. SOLVAY is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

For further information please contact ;
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

Ce communiqué de presse est également disponible en français – Dit persbericht is ook in het Nederlands beschikbaar